1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 17, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to announce the differences between International Financial Reporting Standards (“IFRSs”) as endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”) and IFRSs as issued by the International Accounting Standards Board (“IASB”) for the 2024 consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”) (NYSE:TSM).

1. Under Taiwan-IFRSs, TSMC reported the following: net income attributable to shareholders of the parent of NT$1,173,268 million, basic and diluted earnings per share of NT$45.25 in 2024; total assets of NT$6,691,938 million, total liabilities of NT$2,368,362 million, non-controlling interests of NT$35,031 million, and equity attributable to shareholders of the parent of NT$4,288,545 million as of December 31, 2024.

2. For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Commission, TSMC prepared the consolidated financial statements in accordance with IFRSs as issued by the IASB and reported the following: net income attributable to shareholders of the parent of NT$1,158,380 million, basic and diluted earnings per share of NT$44.68 and NT$44.67, respectively, in 2024; total assets of NT$6,691,765 million, total liabilities of NT$2,412,493 million, non-controlling interests of NT$35,005 million, and equity attributable to shareholders of the parent of NT$4,244,267 million as of December 31, 2024.

3. The major difference between TSMC’s 2024 consolidated financial statements on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB was the timing of the recognition of R.O.C. tax on unappropriated earnings.